1934 Act Registration No. 1-31731

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated October 1, 2025

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Xinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable)

EXHIBIT INDEX

Exhibit	Description
99.1	Announcement on 2025/10/01:	The Company will hold conference call for the third quarter 2025 results
99.2	Announcement on 2025/10/01:	Honghwa International Corporation, the Company's subsidiary, announced the acquisition of right-of-use asset from the Company
99.3	Announcement on 2025/10/01:	Honghwa International Corporation, the Company's subsidiary, announced the acquisition of right-of-use asset from the Company

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 1, 2025

Chunghwa Telecom Co., Ltd.

By: /s/ Wen-Hsin Hsu
Name: Wen-Hsin Hsu
Title: Chief Financial Officer

EXHIBIT 99.1

The Company will hold conference call for the third quarter 2025 results

Date of events: 2025/11/06

Contents:

1.
Date of institutional investor conference: 2025/11/06
2.
Time of institutional investor conference: 15:00
3.
Location of institutional investor conference: Teleconference
4.
Outline of institutional investor conference:

Please refer to https://www.cht.com.tw/chtir and http://mops.twse.com.tw after 14:30 on November 6, 2025 Taipei time for the brief information and presentation of the investor conference.

5.
Any other matters that need to be specified: Teleconference will be held during 15:00-16:00 Taipei time.

EXHIBIT 99.2

Honghwa International Corporation, the Company's subsidiary, announced the acquisition of right-of-use asset from the Company

Date of events: 2025/10/01

Contents:

1.
Name and nature of the underlying asset (e.g., land located at Sublot XX, Lot XX, North District, Taichung City): 6F., No. 8*, Xinyi Rd., Banqiao Dist., New Taipei City, Taiwan
2.
Date of occurrence of the event: 2025/10/01
3.
Date of the board of directors resolution: N/A
4.
Other approval date: 2025/10/01
5.
Transaction unit amount (e.g.XX square meters, equivalent to XX ping), unit price, and total transaction price:

Transaction volume: 130.00 pings

Unit price: average NT$592 per ping per month

Total transaction amount: NT$5,538,096

Right-of-use asset: NT$4,960,431

6.
Trading counterparty and its relationship with the Company (if the trading counterparty is a natural person and furthermore is not a related party of the Company, the name of the trading counterparty is not required to be disclosed): Chunghwa Telecom Co., Ltd.; parent company
7.
Where the trading counterparty is a related party, announcement shall also be made of the reason for choosing the related party as trading counterparty and the identity of the previous owner, its relationship with the Company and the trading counterparty, and the previous date and monetary amount of transfer:

The Reason for choosing the related party as trading counterparty:

The most appropriate place in terms of cost and business requirements

The identity of the previous owner, its relationship with the Company and the trading counterparty, and the previous date and monetary amount of transfer: N/A

8.
Where an owner of the underlying assets within the past five years has been a related party of the Company, the announcement shall also include the date and price of acquisition and disposal by the related party, and its relationship with the Company at the time of the transaction: N/A
9.
Projected gain (or loss) through disposal (not applicable for acquisition of assets; those with deferral should provide a table explaining recognition): N/A
10.
Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important terms and conditions:

Terms of delivery or payment: monthly payment

Payment period: six years

Restrictive covenants in the contract and other important terms and conditions: None

11.
The manner of deciding on this transaction (such as invitation to tender, price comparison, or price negotiation), the reference basis for the decision on price, and the decision-making unit:

Trading decision method and price reference basis: Price negotiation

Decision-making unit: Chairman authorized by Board of Directors

12.
Name of the professional appraisal firm or company and its appraisal price: N/A
13.
Name of the professional appraiser: N/A
14.
Practice certificate number of the professional appraiser: N/A
15.
The appraisal report has a limited price, specific price, or special price: N/A
16.
An appraisal report has not yet been obtained: N/A
17.
Reason for an appraisal report not being obtained: N/A
18.
Reason for any significant discrepancy with the appraisal reports and opinion of the CPA: N/A
19.
Name of the CPA firm: N/A
20.
Name of the CPA: N/A
21.
Practice certificate number of the CPA: N/A
22.
Broker and broker's fee: N/A
23.
Concrete purpose or use of the acquisition or disposal: Warehouse
24.
Any dissenting opinions of directors to the present transaction: No
25.
Whether the counterparty of the current transaction is a related party: Yes
26.
Date of ratification by supervisors or approval by the audit committee: 2025/11/28
27.
The transaction is to acquire a real property or right-of-use asset from a related party: Yes
28.
The price assessed in accordance with the Article 16 of the Regulations Governing the Acquisition and Disposal of Assets by Public Companies: N/A
29.
Where the above assessed price is lower than the transaction price, the price assessed in accordance with the Article 17 of the same regulations: N/A
30.
Date on which material information regarding the same event has been previously released: NA
31.
Any other matters that need to be specified:

The Board of Directors authorized the Chairman to decide on the matters and have the decisions submitted to and ratified by the coming Board of Directors meeting (expected 2025/11/28).

EXHIBIT 99.3

Honghwa International Corporation, the Company's subsidiary, announced the acquisition of right-of-use asset from the Company

Date of events: 2025/10/01

Contents:

1.
Name and nature of the underlying asset (e.g., land located at Sublot XX, Lot XX, North District, Taichung City): 1F., No.*, Xinmin St., Banqiao Dist., New Taipei City, Taiwan
2.
Date of occurrence of the event: 2025/10/01
3.
Date of the board of directors resolution: N/A
4.
Other approval date: 2025/10/01
5.
Transaction unit amount (e.g.XX square meters, equivalent to XX ping), unit price, and total transaction price:

Transaction volume: 43.18 pings

Unit price: average NT$1,421 per ping per month

Total transaction amount: NT$4,419,240

Right-of-use asset: NT$3,955,693

6.
Trading counterparty and its relationship with the Company (if the trading counterparty is a natural person and furthermore is not a related party of the Company, the name of the trading counterparty is not required to be disclosed): Chunghwa Telecom Co., Ltd.; parent company
7.
Where the trading counterparty is a related party, announcement shall also be made of the reason for choosing the related party as trading counterparty and the identity of the previous owner, its relationship with the Company and the trading counterparty, and the previous date and monetary amount of transfer:

The Reason for choosing the related party as trading counterparty:

The most appropriate place in terms of cost and business requirements

The identity of the previous owner, its relationship with the Company and the trading counterparty, and the previous date and monetary amount of transfer: N/A

8.
Where an owner of the underlying assets within the past five years has been a related party of the Company, the announcement shall also include the date and price of acquisition and disposal by the related party, and its relationship with the Company at the time of the transaction: N/A
9.
Projected gain (or loss) through disposal (not applicable for acquisition of assets; those with deferral should provide a table explaining recognition): N/A
10.
Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important terms and conditions:

Terms of delivery or payment: monthly payment

Payment period: six years

Restrictive covenants in the contract and other important terms and conditions: None

11.
The manner of deciding on this transaction (such as invitation to tender, price comparison, or price negotiation), the reference basis for the decision on price, and the decision-making unit:

Trading decision method and price reference basis: Price negotiation

Decision-making unit: Chairman authorized by Board of Directors

12.
Name of the professional appraisal firm or company and its appraisal price: N/A
13.
Name of the professional appraiser: N/A
14.
Practice certificate number of the professional appraiser: N/A
15.
The appraisal report has a limited price, specific price, or special price: N/A
16.
An appraisal report has not yet been obtained: N/A
17.
Reason for an appraisal report not being obtained: N/A
18.
Reason for any significant discrepancy with the appraisal reports and opinion of the CPA: N/A
19.
Name of the CPA firm: N/A
20.
Name of the CPA: N/A
21.
Practice certificate number of the CPA: N/A
22.
Broker and broker's fee: N/A
23.
Concrete purpose or use of the acquisition or disposal: Office premises
24.
Any dissenting opinions of directors to the present transaction: No
25.
Whether the counterparty of the current transaction is a related party: Yes
26.
Date of ratification by supervisors or approval by the audit committee: 2025/11/28
27.
The transaction is to acquire a real property or right-of-use asset from a related party: Yes
28.
The price assessed in accordance with the Article 16 of the Regulations Governing the Acquisition and Disposal of Assets by Public Companies: N/A
29.
Where the above assessed price is lower than the transaction price, the price assessed in accordance with the Article 17 of the same regulations: N/A
30.
Date on which material information regarding the same event has been previously released: NA
31.
Any other matters that need to be specified:

The Board of Directors authorized the Chairman to decide on the matters and have the decisions submitted to and ratified by the coming Board of Directors meeting (expected 2025/11/28).